                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)


                         MAGELLAN HEALTH SERVICES, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    16124100
                                 (CUSIP NUMBER)

                                KENNETH A. HERSH
                          777 MAIN STREET, SUITE 2700
                            FORT WORTH, TEXAS 76102
                                 (817) 820-6600

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 25, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this Statement. [X] (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16124100                 SCHEDULE 13D
--------------------------------------------------------------------------------

(1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

            RAINWATER-MAGELLAN HOLDINGS, L.P.

-------------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                        (a)  [ ]
                                                                                                                 (b)  [ ]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                                                                  OO (SEE ITEM 3)

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(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                         [ ]

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(6)   Citizenship or Place of Organization    RAINWATER-MAGELLAN HOLDINGS, L.P. IS A LIMITED
                                              PARTNERSHIP FORMED UNDER THE LAWS OF THE STATE OF TEXAS.

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     Number of                    (7)     Sole Voting Power                                                  4,000,000(1)
     Shares Bene-                 ---------------------------------------------------------------------------------------
     ficially
     Owned by                     (8)     Shared Voting Power                                                           0
     Each                         ---------------------------------------------------------------------------------------
     Reporting
     Person With                  (9)     Sole Dispositive Power                                             4,000,000(1)
                                  ---------------------------------------------------------------------------------------

                                  (10)    Shared Dispositive Power                                                      0
-------------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                              4,000,000

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(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                        [ ]

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(13)  Percent of Class Represented by Amount in Row (11)                                                        12.25%(2)

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(14)  Type of Reporting Person (See Instructions)                                                                      PN

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





     (1) As exercised through its sole general partner, Rainwater, Inc., a Texas corporation.

     (2) Based on the number of shares of Common Stock outstanding as of December 22, 1995 as reported in the Stock and Warrant Purchase Agreement dated as of December 22, 1995, as amended, between the Issuer and the Reporting Person.

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, par value $.25 per share ("Common Stock"), of Magellan Health Services, Inc. (f/k/a Charter Medical Corporation), a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3414 Peachtree Road, N.E., Suite 1400, Atlanta, Georgia 30326.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a)-(c) Rainwater-Magellan Holdings, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Texas. The Partnership's principal business address and office is 777 Main Street, Suite 2700, Fort Worth, Texas 76102. The principal business of the Partnership is the acquisition, holding, selling, trading, exchanging and otherwise investing in and dealing with securities of the Issuer (including Common Stock), whether recourse or non-recourse to the Issuer and without regard to whether such securities are publicly traded, readily marketable or restricted as to transfer or sale.

      Rainwater, Inc., the sole general partner of the Partnership, is a corporation organized under the laws of the State of Texas. Rainwater, Inc.'s principal business address and business office is 777 Main Street, Suite 2700, Fort Worth, Texas 76102. The principal business of Rainwater, Inc. is investments. The sole shareholder of Rainwater, Inc. is Richard E. Rainwater.

      The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Rainwater, Inc., are set forth below:

                                                                                    Name, Principal Business
                                                                                         and Address of
                                                                                      Organization in which
           Name and                   Capacity in                Principal            Principal Occupation
       Business Address               Which Serves              Occupation                is Conducted
       ----------------               ------------              ----------                ------------
 Richard E. Rainwater             President, Director       Personal investment           Self-employed
 777 Main Street                                              for own account            777 Main Street
 Suite 2700                                                                                Suite 2700
 Fort Worth, Texas 76102                                                             Fort Worth, Texas 76102

 Darla D. Moore                     Vice President,         Personal investment           Self-employed
 777 Main Street                        Director              for own account            777 Main Street
 Suite 2700                                                                                Suite 2700
 Fort Worth, Texas 76102                                                             Fort Worth, Texas 76102

 Kenneth A. Hersh                   Vice President,          Chief Investment            GFW II, L.L.C.
 777 Main Street                     Treasurer and             Officer for              777 Main Street
 Suite 2700                        Secretary, Director     Rainwater, Inc. and             Suite 2700
 Fort Worth, Texas 76102                                   related partnerships      Fort Worth, Texas 76102

      The principal business of GFW II, L.L.C. is investments.

      (d) None of the entities or individuals identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or individuals identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the individuals identified in this Item 2 is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Partnership purchased 4,000,000 shares of Common Stock (the "Shares") and warrants to purchase an additional 2,000,000 shares of Common Stock at an exercise price per share of $26.15 (the "Warrants"), subject to certain anti-dilution adjustments set forth in the Warrants. The total purchase price for the Shares and Warrants was $69,732,000, of which $67,732,000 was allocated to the purchase of the Shares, and the remainder was allocated to the purchase of the Warrants. The Partnership obtained the funds necessary to purchase the Issuer's securities from capital contributions made by the Partnership's general partner and limited partners.

ITEM 4.     PURPOSE OF TRANSACTION.

      On December 22, 1995, the Issuer and Richard E. Rainwater entered into a Stock and Warrant Purchase Agreement (as amended, the "Purchase Agreement") pursuant to which the Issuer agreed to issue and sell and Mr. Rainwater agreed to purchase the Shares and Warrants. The Purchase Agreement provides that Mr. Rainwater may assign to any partnership in which Rainwater, Inc. is the sole managing partner any and all of his rights, interests and obligations under the Purchase Agreement upon notice to the Issuer. In accordance with the terms of the Purchase Agreement, Mr. Rainwater assigned the Purchase Agreement and all of his rights, interests and obligations thereunder to the Partnership on January 25, 1996. The Purchase Agreement was amended to, among other things, reflect the substitution of the Partnership for Mr. Rainwater as buyer of the securities.

      The closing of the transactions contemplated by the Purchase Agreement occurred on January 25, 1996 (the "Closing Date"), upon the satisfaction of all the conditions to closing, including without limitation; certification by each of the parties that all of the representations and warranties set forth in the Purchase Agreement are true and correct as of the Closing Date and that all agreements of the parties have been performed; receipt of an opinion of counsel to the Issuer; the absence of any litigation seeking to restrain, prevent or otherwise obtain damages in connection with the transaction; and receipt of any necessary consents or approvals, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended.

      The Warrants may not be exercised until the first anniversary of the Closing Date and expire at 5:00 p.m., Atlanta, Georgia, local time, on January 25, 2000.

      Under the terms of the Purchase Agreement, the Issuer agreed to provide certain demand registration rights, and in certain circumstances, piggyback registration rights with respect to the Shares and the Shares of Common Stock underlying the Warrants (the "Warrant Shares"). Under certain circumstances and as long as the Partnership and its affiliates beneficially own in the aggregate at least 600,000 Shares and/or Warrant Shares (appropriately adjusted for stock splits, combinations and similar changes), the Partnership, its affiliates and bona fide employees have the right to participate in subsequent private placements of any of the Issuer's equity securities.

      In accordance with the terms of the Purchase Agreement and in connection with the Issuer's 1996 annual meeting of stockholders, the Issuer is required to nominate a designee of Rainwater, Inc. (the "Initial Designee") acceptable to the Issuer to fill an existing vacancy in the Board of Directors of the Issuer and use its reasonable best efforts to cause the Initial Designee to become elected to the Board, or the Issuer's Board of Directors will elect an Initial Designee acceptable to the Issuer to fill a vacancy in the Board of Directors. As long as the Partnership and its affiliates continue to beneficially own in the aggregate at least 600,000 Shares and/or Warrant Shares (appropriately adjusted for stock splits, combination and similar changes), the Issuer will continue to nominate the Initial Designee or other designee of Rainwater, Inc. that is acceptable to the Issuer on each subsequent date for renomination of the Initial Designee or other designee, as applicable, and will use its reasonable best efforts to cause such designee to become elected to the Board.

      The Partnership acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions, and other factors that each may deem significant to their respective investment decisions, the Partnership, Rainwater, Inc. and Richard E. Rainwater may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that they or any of them may hereafter acquire; provided that such purchases and sales are otherwise made in compliance with the terms and conditions of the Purchase Agreement.

      Except as set forth in this Item 4, the reporting person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

      The summary set forth in this Item 4 of Schedule 13D of certain aspects of the transactions reported in this Schedule 13D does not purport to be a complete description of, and is qualified in its entirety by reference to, the provisions of the various agreements and documents attached as exhibits to this
Schedule 13D and incorporated herein by reference for all purposes.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) THE PARTNERSHIP. The Partnership is the beneficial owner of 4,000,000 shares of Common Stock. Based on the number of shares of Common Stock issued and outstanding as of December 22, 1995, as reported in the Purchase Agreement, the Partnership is the beneficial owner of approximately 12.25% of the outstanding shares of Common Stock.

      Pursuant to Rule 13d-3 under the Act, the Partnership does not beneficially own the Warrant Shares, since the Partnership does not have the right to acquire the Warrant Shares within 60 days through the exercise of the Warrants.

      RAINWATER, INC. Rainwater, Inc. may, as the sole general partner of the Partnership, be deemed to be the beneficial owner of all 4,000,000 shares of Common Stock beneficially owned by the Partnership which constitute (based on the number of shares of Common Stock issued and outstanding) approximately 12.25% of the outstanding shares of Common Stock.

      RICHARD E. RAINWATER. Richard E. Rainwater may, as sole shareholder of Rainwater, Inc., be deemed to be the beneficial owner of all 4,000,000 shares of Common Stock beneficially owned by the Partnership, of which Rainwater, Inc. is the sole general partner. Such 4,000,000 shares of Common Stock constitute approximately 12.25% of the outstanding shares of Common Stock.

      (b) THE PARTNERSHIP. Through Rainwater, Inc., its general partner, the Partnership has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 4,000,000 shares of Common Stock.

      RAINWATER, INC. As the sole general partner of the Partnership, Rainwater, Inc. has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 4,000,000 shares of Common Stock.

      RICHARD E. RAINWATER. As the sole shareholder of Rainwater, Inc., Richard E. Rainwater has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 4,000,000 shares of Common Stock.

      (c) Except as otherwise described herein or in the Exhibit filed herewith, none of the persons named in response to paragraph (a) above has effected any transactions in shares of the Common Stock during the past 60 days.

      (d)   No person other than the Partnership, Rainwater, Inc. and Richard
E. Rainwater has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

      (e) It is inapplicable for the purposes herein to state the date on which the Partnership, Rainwater, Inc. and Richard E. Rainwater cease to be the owners of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except as described herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships between the Partnership, Rainwater, Inc. and Richard E. Rainwater or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the Partnership, Rainwater, Inc. and Richard
E. Rainwater.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1  -     Stock and Warrant Purchase Agreement dated as of
                       December 22, 1995, as amended by Amendment No. 1 to
                       Stock and Warrant Purchase Agreement dated as of January
                       25, 1996, by and between Rainwater-Magellan Holdings,
                       L.P. and Magellan Health Services, Inc.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 25, 1996   RAINWATER-MAGELLAN HOLDINGS, L.P.

                          By:   Rainwater, Inc., its Sole General Partner



                                By:  /s/ Kenneth A. Hersh
                                     -------------------------------------------
                                     Kenneth A. Hersh, Vice President

                               INDEX TO EXHIBITS

EXHIBIT NO.            DESCRIPTION
-----------            -----------
    1             -    Stock and Warrant Purchase Agreement dated as of
                       December 22, 1995, as amended by Amendment No. 1 to
                       Stock and Warrant Purchase Agreement dated as of January
                       25, 1996, by and between Rainwater-Magellan Holdings,
                       L.P. and Magellan Health Services, Inc.